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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Varsity Group Inc.

(Name of Subject Company)

Varsity Group Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

9222811
(CUSIP Number of Class of Securities)

James M. Craig
Chief Executive Officer
2677 Prosperity Avenue, Suite 250
Fairfax, Virginia 22031
(202) 667-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Anthony J. Richmond
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 4 amends and supplements Items 8 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on March 7, 2008 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule 14D-9") by Varsity Group Inc. (the "Company"), a Delaware corporation, relating to a cash tender offer (the "Offer") to purchase all of the Company's common stock, par value $0.0001 per share (the "Shares"), at a price of $0.20 per Share net to sellers in cash, without interest and subject to any required withholding taxes, made by VGI Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of VGI Holdings Corp., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, filed with the SEC on March 7, 2008 (as amended or supplemented from time to time, the "Schedule TO"). The terms and conditions of the Offer are set forth in the Agreement and Plan of Merger, dated as of February 22, 2008 ("Merger Agreement"), Purchaser's offer to purchase, dated March 7, 2008 (as amended or supplemented from time to time), and the related letter of transmittal (as amended or supplemented from time to time), which are filed as exhibits to the Schedule TO.

        Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.    Additional Information

        Item 8 is hereby amended and supplemented by adding the following Item 8(j):

"(j) The Offer

        The offering period of the Offer expired at 7:00 p.m., New York City time, on Friday, April 11, 2008. According to American Stock Transfer & Trust Company, the depositary for the Offer, approximately 16,118,974 Shares (including 5,596 Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration date of the offering period of the Offer, representing approximately 85% of the outstanding Shares. The Offeror has accepted for payment all such validly tendered Shares in accordance with the terms of the Offer.

        On April 14, 2008, Follett issued a press release announcing the results of the Offer as of the expiration of the offering period. Follett also announced that it expects to quickly complete the Merger through a short-form merger. In connection with the short-form merger, each Share not tendered pursuant to the Offer (other than Shares held by (a) Parent, Purchaser and the Company, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive $0.20 per share in cash, without interest and subject to any applicable withholding taxes. Following the consummation of the short-form merger, the Company will continue as the surviving corporation and be a wholly-owned subsidiary of Parent."

        A copy of the press release is included as Exhibit (a)(12) hereto and is incorporated by reference herein."

Item 9.    Exhibits

        Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(12)	Press Release issued by Follett Corporation on April 14, 2008 (incorporated by reference to Exhibit (a)(2)(J) to the Schedule TO of VGI Acquisition Corp. and VGI Holdings Corp. (File No. 005-60967) filed with the SEC on April 14, 2008).

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VARSITY GROUP INC.
By:	/s/ JAMES M. CRAIG
Name:	James M. Craig
Title:	Chief Executive Officer, President and Chief Financial Officer

Date: April 14, 2008

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